10029161

COMMISSION
)549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 23 2010
PROCESSING

SEC FILE NUMBER
8- 66667

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RainMaker Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. Michigan Aven Suite 2100
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard F. Beston, Jr. — (312) 896-8290
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Patke & Associates, Ltd.
(Name – *if individual, state last, first, middle name*)

300 Village Green Drive, Suite 210	Lincolnshire	Illinois	60069
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard F. Beston Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RainMaker Securities, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

"OFFICIAL SEAL"
ALISSA C. BERRESSE
Notary Public, State of Illinois
My Commission expires 02/15/11

Richard F Beston Jr.
Signature

CEO, President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

INDEPENDENT AUDITOR'S REPORT

To the Members of
RainMaker Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of RainMaker Securities, LLC (a limited liability company) as of December 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RainMaker Securities, LLC at December 31, 2009 and the results of its operations, changes in members' equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 12 through 16, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Patke & Associates, Ltd.

February 26, 2010
Lincolnshire, Illinois

RAINMAKER SECURITIES, LLC

(An Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets		
Cash and cash equivalents	$	4,001
Receivables from and deposits with broker		196,355
Property and equipment, net of accumulated depreciation		1,338
Prepaid expenses		9,299
Other assets		5,000
Total assets	$	215,993
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	17,699
Other liabilities		2,083
Total liabilities		19,782
Members' Equity		196,211
Total liabilities and members' equity	$	215,993

The accompanying notes are an integral part of these financial statements.

RAINMAKER SECURITIES, LLC

(An Illinois Limited Liability Company)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

Revenue		
Interest income	$	3,611
Other income		6,722
Total revenue		10,333
Expenses		
Employee compensation and related benefits		89,298
Settlement fees		68,375
Professional fees		38,886
Insurance		24,304
Professional development and training		7,627
Occupancy and equipment		2,500
Bank fees		2,258
Communication		1,560
Office expenses		1,604
Registration fees		931
Depreciation		892
Interest		385
Other expenses		857
Total expenses		239,477
Net (loss)	$	(229,144)

The accompanying notes are an integral part of these financial statements.

RainMaker Securities, LLC

(An Illinois Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

Balance at beginning of year	$	1,103,355
Contributions		87,000
Distributions		(765,000)
Net (loss)		(229,144)
Balance at end of year	$	196,211

The accompanying notes are an integral part of these financial statements.

RAINMAKER SECURITIES, LLC

(An Illinois Limited Liability Company)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Operating Activities		
Net (loss)	$	(229,144)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense		892
Changes in operating assets and liabilities:		
Decrease in receivables from and deposits with broker		353,660
(Increase) in prepaid expenses		(6,201)
(Increase) in other assets		(5,000)
Increase in accounts payable and accrued expenses		10,827
(Decrease) in other liabilities		(2,026)
Net cash provided by operating activities		123,008
Financing Activities		
Contributions		87,000
Distributions		(765,000)
Net cash (used in) financing activities		(678,000)
Net (Decrease) in cash and cash equivalents		(554,992)
Cash and cash equivalents at the beginning of the year		558,993
Cash and cash equivalents at the end of the year	$	4,001
Interest received during the year	$	3,611

The accompanying notes are an integral part of these financial statements.

ORGANIZATION AND NATURE OF BUSINESS

RainMaker Securities, LLC (the "Company"), an Illinois limited liability company, was organized on July 15, 2004. The company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The primary business of the company is to assist clients with the private placement of debt and equity capital, for which it receives fees in various forms.

SIGNIFICANT ACCOUNTING POLICIES

NEW ACCOUNTING STANDARDS

On July 1, 2009, the Financial Accounting Standards Board ("FASB") officially released the Accounting Standards Codification (the "Codification" or "ASC"). Pursuant to FASB Statement No. 168, the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles is effective for interim and annual periods ending after September 15, 2009.

The Codification does not change accounting principles generally accepted in the United States of America ("GAAP") but it is a major restructuring of how accounting and reporting standards that constitute GAAP are organized. That is, the Codification will be the single source of authoritative non-governmental GAAP. The organizational changes are expected to make GAAP easier to research by simplifying user access to all authoritative guidance. As a result, content will reside in new locations within the Codification which means referencing to specific guidance will change.

USE OF ESTIMATES

The accompanying financial statements have been prepared in accordance with GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

Commission income and related expenses are recorded on the accrual basis.

PROPERTY AND EQUIPMENT

Property and equipment is depreciated on a straight-line basis over the estimated useful life.

STATEMENT OF CASH FLOWS

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES

The Company has elected limited liability company status and is treated as a partnership for U.S. federal income tax purposes. Accordingly, no provision for regular income taxes has been made in these financial statements because each member is individually responsible for reporting income or loss based on his respective share of the Company's income and expenses as reported for income tax purposes. The Company prepares calendar year information tax returns and reports to the members their pro-rata allocable shares of the Company's income and expense items.

Management has continued to evaluate the application of ASC 740-10-25, Income Taxes-Overall-Recognition (formerly FIN No. 48, "Accounting for Uncertainty in Income Taxes") to the Company, and has determined that no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740-10-25. The 2006 through 2009 tax years generally remain subject to examination by the U.S. federal and most state tax authorities.

NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, and has elected to use the basic method as permitted by this rule. Under this rule, the company is required to maintain net capital equal to the greater of $50,000 or 6 and 2/3% of aggregate indebtedness, as defined.

At December 31, 2009, the Company had a net capital requirement of $50,000 and net capital of $180,574 or $130,574 in excess of the minimum net capital requirements.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation is recorded using the straight-line methods over the estimated useful life of the related asset. Fixed assets at December 31, 2009 consist entirely of office furniture and fixtures, which have a useful life of 5 years.

Expenditures for renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. The details of the cost of property and equipment and accumulated depreciation are as follows:

Office furniture and fixtures	$	5,100
Accumulated depreciation		(3,762)
Net property and equipment	$	1,338
Depreciation expense for the year ended December 31, 2009	$	892

RELATED PARTY TRANSACTIONS

The Company is generally financed through capital contributions made by an affiliate, Ten X Holdings, LLC ("Ten X"), which shares common ownership with the Company. For the year ended December 31, 2009, the amount of capital contributed by Ten X amounted to $83,400. For the year ended December 31, 2009, the amount of capital distributed to Ten X amounted to $765,000.

The Company leases offices facilities on a month-to-month basis from a third party. Through a 2009 agreement between Ten X and this third party, the company is provided with this space at no charge through December 31, 2010. Rent expense for the year ended December 31, 2009 amounted to $2,500.

SUBSEQUENT EVENTS

In 2009, the Company adopted ASC 855 "Subsequent Events", or ASC 855 (formerly known as FAS 165, "Subsequent Events"). The objective of ASC 855 is to establish general standards of accounting for and disclosure of events that occur after the date of the statement of financial condition but before financial statements are issued or available to be issued. Management evaluated subsequent events through February 26, 2010, the date the financial statements were issued. There were no subsequent events to disclose.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

RAINMAKER SECURITIES, LLC — as of 12/31/09

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	196,211	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				196,211	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	196,211	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 15,637	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	15,637)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	180,574	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	)	3740
10. Net Capital			$	180,574	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

RAINMAKER SECURITIES, LLC — as of 12/31/09

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	1,319	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	50,000	3760
14. Excess net capital (line 10 less 13)	$	130,574	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	120,574	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	19,782	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	19,782	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	10.96	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PERSUANT TO RULE 15c3-3

For the year ended December 31, 2009, the Company did not hold customer cash or securities. Accordingly, there has been no reserve requirement.

INFORMATION RELATING TO THE POSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

For the year ended December 31, 2009, the Company did not handle any customer cash or securities. Accordingly, the Company has no possession or control requirements.

Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

To the Members of
RainMaker Securities, LLC

In planning and performing our audit of the financial statements of RainMaker Securities, LLC ("the Company") as of and for the year ended December 31, 2009, in accordance with auditing standard generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission "SEC", we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or deposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and their operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely

basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily disclose all matters in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pathe & Associates, Ltd.

February 26, 2010
Lincolnshire, Illinois

RainMaker Securities, LLC

(An Illinois Limited Liability Company)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES PURSUANT TO SEC RULE 17A-5(D)

DECEMBER 31, 2009

CONTENTS